------------------------
                                               OMB APPROVAL
                                         ------------------------
                                         OMB Number:    3225-0145
                                         Expires: August 31, 1999
                                         Estimated average burden
                                         hours per form.....14.90
                                         ------------------------



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D**

                          (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*


                     Denbury Resources, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


                          Common Shares
-----------------------------------------------------------------
                  (Title of Class of Securities)


                             24791620
           -------------------------------------------
                          (CUSIP Number)


                    Richard A. Ekleberry, Esq.
                       Texas Pacific Group
                   201 Main Street, Suite 2420
                     Fort Worth, Texas 76102
                          (817) 871-4000
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         December 1, 1998
           -------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                Exhibit Index on Page 4

           Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 29, 1995, as amended by Amendment No. 1 dated October 30, 1996, as amended by Amendment No. 2 dated January 23, 1998, as amended by Amendment No. 3 dated February 26, 1998 (the "Schedule 13D"), relating to the common shares, without par value ("Common Shares"), of Denbury Resources, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction.

      On December 1, 1998, representatives of investment funds affiliated with the Reporting Persons (the "Affiliated Funds") and a committee of the independent members of the Board of Directors of the Issuer reached an agreement in principle to effect a transaction in which the Affiliated Funds would make a cash investment of $100,000,000 in newly issued Common Shares at a price of $5.39 per Common Share (the "Investment"). The Investment would be financed by committed funds of the Affiliated Funds and would not be subject to any financing contingency. The Investment would be subject to a variety of conditions, including without limitation, approval of the shareholders of the Issuers. Other terms and conditions of the Investment have yet to be determined. There can be no assurance that any definitive agreement with respect to the Investment will be reached, or if such an agreement is reached, that the terms thereof will be as described herein, or that the Investment will be ultimately consummated.

                            SIGNATURE
                            ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1998

                          TPG PARTNERS, L.P.,

                            By: TPG GenPar, L.P.,
                                General Partner

                               By: TPG Advisors, Inc.,
                                   General Partner

                                   By: /s/ Richard A. Ekleberry
                                      --------------------------
                                       Richard A. Ekleberry
                                       Vice President

                          TPG PARALLEL I, L.P.,

                            By: TPG GenPar, L.P.,
                                General Partner

                               By: TPG Advisors, Inc.,
                                   General Partner

                                   By: /s/ Richard A. Ekleberry
                                      --------------------------
                                       Richard A. Ekleberry
                                       Vice President

                           EXHIBIT INDEX



                                                             Page

Exhibit 3(i)   Articles of Amendment to Articles of            *
               Continuance of Newscope Resources Ltd.,
               dated December 21, 1995, (containing the
               Series Provisions attaching to the
               Convertible First Preferred Shares,
               Series A).

Exhibit 4.1    Warrant Issued to TPG Partners, L.P.            *

Exhibit 4.2    Warrant Issued to TPG Parallel I, L.P.          *

Exhibit 4.3    Registration Rights Agreement by and            *
               among TPG Partners, L.P., TPG Parallel
               I, L.P. and Newscope Resources Ltd.

Exhibit 4.4    Amendment to Registration Rights Agree-         *
               ment by and among Denbury Resources
               Inc., TPG Partners, L.P. and TPG
               Parallel I, L.P. dated October 22, 1996.

Exhibit 4.5    Amendment to Registration Rights Agree-         *
               ment by and among Denbury Resources
               Inc., TPG Partners, L.P. and TPG
               Parallel I, L.P. dated January 20, 1998.

Exhibit 10.1   Securities Purchase Agreement by                *
               and between TPG Partners, L.P. and
               Newscope Resources Ltd., dated November
               13, 1995 (Exhibits and Appendices
               intentionally omitted).

Exhibit 10.2   First Amendment to Securities                   *
               Purchase Agreement by and among TPG
               Partners, L.P., TPG Parallel I, L.P. and
               Newscope Resources Ltd., dated December
               21, 1995 (Appendix intentionally
               omitted).

Exhibit 10.3   Stock Purchase Agreement by and                 *
               among TPG Partners, L.P. and Denbury
               Resources, Inc., dated October 2, 1996.

Exhibit 10.4   Agreement in respect of the Con-                *
               vertible First Preferred Shares,
               Series A and the Common Shares, no par
               value of Denbury Resources Inc. by and
               among TPG Partners, L.P., TPG Parallel
               I, L.P. and Denbury Resources Inc. dated
               August 29, 1996.


* Previously filed

Exhibit 10.5   Stock Purchase Agreement by and                 *
               among TPG Partners, L.P. and Denbury
               Resources, Inc., dated January 20, 1998.

Exhibit 10.6   Agreement in respect of the War-                *
               rants by and among Denbury Resources
               Inc., TPG Partners, L.P., and TPG
               Parallel I, L.P. dated January 20, 1998.

Exhibit 99.1   Agreement pursuant to Rule 13d-1(f)(1)(iii).    *


* Previously filed